Exhibit 99.1

Annual and Special Meeting of Shareholders
of Yamana Gold Inc. (the “Company”)

April 30, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
A. The election of the following directors:
(1) Peter Marrone	Carried	457,386,496	25,482,447
		(94.72)%	(5.28)%
(2) Patrick J. Mars	Carried	464,519,451	18,349,492
		(96.20)%	(3.80)%
(3) John Begeman	Carried	479,679,082	3,189,861
		(99.34)%	(0.66)%
(4) Alexander Davidson	Carried	445,445,769	37,423,174
		(92.25)%	(7.75)%
(5) Richard Graff	Carried	479,381,773	3,487,170
		(99.28)%	(0.72)%
(6) Nigel Lees	Carried	478,920,546	3,948,397
		(99.18)%	(0.82)%
(7) Carl Renzoni	Carried	478,216,695	4,652,278
		(99.07)%	(0.96)%
(8) Dino Titaro	Carried	479,557,792	3,311,151
		(99.31)%	(0.69)%

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
B. Appointment of Deloitte LLP, Chartered Accountants as our external auditors until the end of the next annual meeting	Carried	555,256,979	3,808,039
		(99.32)%	(0.68)%

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
C. Approval of a new general by-law no. 1	Carried	448,883,025	34,035,852
		(92.95)%	(7.05)%

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
D. On an advisory basis, and not to diminish the role and responsibilities of our board, you accept the approach to executive compensation disclosed in our 2014 annual information form	Carried	403,058,656	79,763,785
		(83.48)%	(16.52)%